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                          March 8, 2023

       Joel Latham
       Managing Director & CEO
       Incannex Healthcare Ltd
       Suite 105, 8 Century Circuit
       Norwest, NSW 2153, Australia

                                                        Re: Incannex Healthcare
Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed March 2, 2023
                                                            File No. 333-270218

       Dear Joel Latham:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Arzhang
Navai at 202-551-4676 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Andrew Reilly